VIA EDGAR AND EMAIL
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
 Attention:  Mara L. Ransom, Assistant Director
August 3, 2016
  RE:   NextEra Energy, Inc.
 Registration Statement on Form S-4
 File No. 333-201397
Dear Ms. Ransom:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NextEra Energy, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-4 (File No. 333-201397), together with all exhibits thereto, initially filed with the Commission on January 8, 2015 and declared effective by the Commission on March 26, 2015 (the “Registration Statement”), on the grounds that such withdrawal is consistent with the public interest and protection of investors as contemplated by paragraph (a) of Rule 477 under the Securities Act.
The Registration Statement was initially filed with respect to the proposed issuance of common stock, par value $0.01 per share, of the Company (the “Common Stock”), in connection with the Agreement and Plan of Merger, dated as of December 3, 2014, by and among Hawaiian Electric Industries, Inc., a Hawaii corporation, NEE Acquisition Sub I, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, NEE Acquisition Sub II, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, and the Company (the “Merger Agreement”). On July 16, 2016, as previously reported on a Current Report on Form 8‑K filed by the Company with the Commission, the Company terminated the Merger Agreement.  Consequently, the Company will not proceed with the issuance and sale of the Common Stock as contemplated by the Merger Agreement and the Registration Statement.
No shares of Common Stock were issued or sold pursuant to the Registration Statement. In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited as an offset to the filing fees for future registration statements.
Your assistance in this matter is greatly appreciated. If you have any questions or require additional information, please do not hesitate to contact John L. Robinson ((212) 403-1056; JLRobinson@wlrk.com) of Wachtell, Lipton, Rosen & Katz.  In addition, please notify Mr. Robinson when this request for withdrawal has been granted.

Very truly yours,

NEXTERA ENERGY, INC.

By:          /s/ Charles E. Sieving
Charles E. Sieving
Executive Vice President &
General Counsel

cc: Lawrence S. Makow, Wachtell, Lipton, Rosen & Katz